                                                Filed Pursuant to Rule 424(B)(3)
                                                      Registration No. 333-81128


                                   PROSPECTUS

                                1,898,262 SHARES

                                [PROXYMED LOGO]

                                  COMMON STOCK

                                    ---------

         This Prospectus relates to up to 1,898,262 shares of common stock of ProxyMed, Inc. that may be sold from time to time by the selling shareholders listed on pages 14 - 18, or their transferees, pledgees, donees or successors.

         The selling shareholders may sell all or any portion of their shares of common stock in one or more transactions through ordinary brokerage transactions, in private, negotiated transactions, or through any other means described in the section entitled "Plan of Distribution" beginning on page 20.

         The selling shareholders are selling these shares for their own accounts. We will not receive any of the proceeds from the sale of the shares by the selling shareholders, but will pay all registration expenses. The selling shareholders will pay all selling expenses, including all underwriting discounts and selling commissions.

         Our common stock is traded on the Nasdaq National Market under the symbol "PILL". On February 14, 2002, the last reported sale price for our common stock on the Nasdaq National Market was $17.55 per share.

         Our principal executive offices are located at 2555 Davie Road, Suite
110, Fort Lauderdale, FL 33317-7424 and our telephone number is (954) 473-1001.

                                    --------

         INVESTING IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. SEE "RISK
FACTORS" BEGINNING ON PAGE 6.

                                     -------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                    --------

                THE DATE OF THIS PROSPECTUS IS FEBRUARY 15, 2002

YOU SHOULD RELY ONLY ON INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN
THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE
ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION.


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                                TABLE OF CONTENTS

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FORWARD-LOOKING INFORMATION.............................................3

ABOUT PROXYMED..........................................................4

RISK FACTORS............................................................6

USE OF PROCEEDS........................................................14

SELLING SHAREHOLDERS...................................................14

PLAN OF DISTRIBUTION...................................................20

DESCRIPTION OF SECURITIES..............................................22

EXPERTS................................................................29

WHERE YOU CAN FIND MORE INFORMATION....................................29

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE......................29


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                           FORWARD-LOOKING INFORMATION

         This Prospectus, including the information incorporated by reference, contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve substantial risks and uncertainties. These forward-looking statements can generally be identified as such because the context of the statement includes words such as the we "believe" "anticipate", "expect", "intends" or other words of similar import. Similarly, statements that describe our future plans, objectives and goals are also forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events, which may not prove to be accurate. Our actual results, performance or achievements could differ materially from those expressed or implied in these forward-looking statements as a result of certain factors, including those risk factors set forth on page 6 and elsewhere in this Prospectus, certain of which may be detailed from time to time in our periodic reports filed with the Securities and Exchange Commission (the "SEC").


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                                 ABOUT PROXYMED

         ProxyMed is an electronic healthcare transaction processing services company providing connectivity services and related value-added products to physicians, payers, pharmacies/pharmacy benefit managers, medical laboratories, and other healthcare providers and suppliers. Our electronic transaction processing services support a broad range of both financial and clinical transactions. To facilitate these services, we operate ProxyNet(R), our secure, proprietary national electronic information network, which provides physicians and other primary care providers with direct connectivity to one of the industry's largest list of payers, the largest list of chain and independent pharmacies and the largest list of clinical laboratories. Our products and services are provided from our four operating facilities located in Fort Lauderdale, Florida; Santa Ana, California; New Albany, Indiana; and Atlanta, Georgia.

         The healthcare industry generates billions of financial and clinical transactions each year, including new prescription orders, refill authorizations, laboratory orders and results, medical insurance claims, insurance eligibility inquiries, encounter notifications, and referral requests and authorizations. We believe that the healthcare industry lags behind many other transaction-intensive industries, such as the travel, securities and banking industries, in the number of transactions processed electronically, with the vast majority of healthcare transactions being performed manually and on paper. For physicians, payers, labs and pharmacies to meet the financial and clinical demands of an evolving managed care system, we believe that participants in the healthcare system will need to process many of these types of transactions electronically. Due to the number of participants, lack of standards and complexity of establishing reliable and secure communication networks, the healthcare industry needs companies such as ProxyMed, with its secure, proprietary systems, to facilitate the processing of these transactions.

         Our principal executive offices are located at 2555 Davie Road, Suite 110, Fort Lauderdale, Florida 33317-7424, and our telephone number is (954) 473-1001.

         On August 17, 2001, we announced a 1-for-15 reverse stock split of our common stock whereby each 15 shares of common stock were exchanged for one new share of common stock. All share and per share amounts have been adjusted to reflect this transaction.


Recent Developments

         On December 13, 2001, we offered to convert the 203,799 shares outstanding of our Series C 7% Convertible Preferred Stock (the "Series C Preferred Stock") into shares of our common stock at a reduced conversion price (the "Conversion Offer"). For the sixty-day period ending February 11, 2002, the holders of the Series C Preferred Stock shares were able to convert such shares at a reduced conversion price of $13.05 per share instead of the conversion price of $15.00. As of February 11, 2002 holders of approximately 98.5% of the outstanding Series C Preferred had converted their shares


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into common stock. As a result of the conversion, 1,338,617 common shares were issued, plus an additional 200,019 common shares were issued as a result of the reduction in the conversion price. Additionally, a non-cash, deemed dividend charge of approximately $3.4 million was reflected in the net loss applicable to common shareholders in the fourth quarter of 2001 for those shares converted through December 31, 2001 and the Company expects to reflect non-cash, a deemed dividend charge of approximately $600,000 in the first quarter of 2002 for any shares converted after December 31, 2001.

         In addition, holders of more than two-thirds of the outstanding Series C Preferred voted to amend the Articles of Designation that govern the Series C Preferred and the Subscription Agreement dated as of June 15, 2000. The amendments eliminated certain rights of the Series C Preferred including anti-dilution provisions, voting rights and certain restrictive covenants assumed by us, and will apply to any remaining Series C Preferred shareholders.

         As a result of the reduced conversion price in the Conversion Offer, 85,689 warrants with an exercise price of $15.00 per share issued in connection with our Series B 6% Convertible Preferred Stock (the "Series B Preferred Stock") were reset into 98,493 warrants with a new exercise price of $13.05 per share as a result of anti-dilution provisions relating to the Series B Preferred Stock. As a result of this reset a non-cash, deemed dividend charge of approximately $207,800 was reflected in the loss applicable to common shareholders in the fourth quarter of 2001.

         On December 21, 2001, we sold 483,414 shares of our common stock at $16.50 per share, or an aggregate of $7,976,331, in a private placement to nine U.S. and Canadian institutional and accredited investors, resulting in net proceeds to us of approximately $7,247,500 after costs of $728,800. Commonwealth Associates, L.P. acted as placement agent in the transaction for which it received 7% of the gross proceeds of the shares sold plus their actual out-of-pocket expenses incurred in connection with the private placement.

                                      * * *

         As used in this Prospectus, unless the context requires otherwise, "we", "us", "our", "ProxyMed" or the "Company" means ProxyMed, Inc.


                                       5
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                                  RISK FACTORS

         In addition to the other information in this Prospectus or incorporated in this Prospectus by reference, you should consider carefully the following factors in evaluating ProxyMed and our business before purchasing the common stock offered by this Prospectus.

WE HAVE INCURRED LOSSES IN THE PAST AND, WHILE WE EXPECT TO GENERATE POSITIVE EARNINGS IN THE FUTURE, THERE IS NO ASSURANCE THAT WE MAY BE ABLE TO DO SO WHICH COULD HAVE A DETRIMENTAL EFFECT ON THE MARKET PRICE OF OUR STOCK.

         We have incurred substantial losses, including losses of $48,052,000, $21,856,000, and $11,788,000 for the fiscal years ended December 31, 2000, 1999, and 1998, respectively. As of December 31, 2000, we had an accumulated deficit of $90,425,000. For the nine months ended September 30, 2001, we incurred losses of $14,336,300, and we may be unable to generate positive earnings in the future. This could have a detrimental effect on the market price of our stock.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE

         We have monthly cash interest charges of approximately $41,000 and a $7,000,000 debt payment due in May 2002. Based on our current level of revenues and expenditures, we believe that our operations and net proceeds from the December 2001 private placement will provide funding of this debt. However, we may ultimately be required to raise additional funds through the issuance of additional equity or debt in the public or private capital markets, the securing of an asset-based line of credit, or the sale of non-core assets in order to consummate any acquisitions and to fund specific research and development projects. To the extent we can raise these additional funds by selling shares of our common stock or other equity securities, such an event and certain other events over which the participating holders have no control could result in the dilution of such holders' ownership percentage in ProxyMed and could adversely affect the market price of the common stock. Our ability to raise any additional funds may be adversely affected if, among other things, we do not continue to improve our operating performance or achieve increased market acceptance of our products and services. There can be no assurance that any additional funding will be available to us, or if available, that it will be available on acceptable terms. If we are successful in obtaining additional financing, the terms of the financing may have the effect of significantly diluting or adversely affecting the holdings or the rights of the holders of our common stock. Failure to obtain additional financing could have a material impact on our financial position, our ability to operate in the ordinary course of business, and our ability to successfully execute its business plan, and may put us at a competitive disadvantage.


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WE HAVE IMPORTANT BUSINESS RELATIONSHIPS WITH OTHER COMPANIES TO MARKET AND SELL
SOME OF OUR CLINICAL PRODUCTS AND SERVICES WHICH HAVE NOT RESULTED IN
SIGNIFICANT SALES YET. IF THESE COMPANIES ARE UNSUCCESSFUL, WE WILL NEED TO ADD THIS EMPHASIS INTERNALLY, WHICH MAY DIVERT OUR EFFORTS AND RESOURCES FROM OTHER PROJECTS

         For the marketing and sale of some of our clinical products and services, we entered into important business relationships with physician office management information system vendors and electronic medical record vendors and through other agreements. These important business relationships, which have required and may continue to require significant commitments of effort and resources, have yet to generate substantial recurring revenue, and we cannot assure that they will ever generate substantial recurring revenue. Most of these relationships are on a non-exclusive basis, and we cannot assure that our electronic commerce partners and other strategic partners, most of whom have significantly greater financial and marketing resources than we do, will not develop and market products and services in competition with us in the future or will not otherwise discontinue their relationship with us. Also, our arrangements with some of our partners involve negotiated payments to the partners based on percentages of revenues generated by the partners. If the payments prove to be too high, we may be unable to realize acceptable margins, but if the payments prove to be too low, the partners may not be motivated to produce a sufficient volume of revenues. The success of our important business relationships will depend in part upon our partners' own competitive, marketing and strategic considerations, including the relative advantages of alternative products being developed and marketed by such partners. If any such partners are unsuccessful in marketing our products, we will need to place added emphasis on these aspects of our business internally, which may divert our planned efforts and resources from other projects.

OUR LABORATORY COMMUNICATION DEVICES MAY BE REPLACED WITH WEB-BASED TECHNOLOGY FOR LAB RESULTS DELIVERY, AND WE MAY NOT BE SUCCESSFUL IN CONVERTING OUR CUSTOMERS TO OUR OWN INTERNET PORTAL, PROXYMED.COM, WHICH WOULD ADVERSELY IMPACT OUR REVENUES

         A key element of our Laboratory Services business strategy is to market our laboratory results reporting devices and related services and our web-based solutions directly to independent and hospital-based medical laboratories. As the Internet becomes a more acceptable method of transmitting laboratory orders and reporting results because of the efficiencies and savings believed to be available, we are leveraging our 25-plus years of goodwill and reputation for quality of products and superior service to migrate our customers over to our own Internet portal, proxyMed.com. We expect others to develop similar web-based solutions and compete aggressively in an attempt to capture our large customer base. We have no assurances that we will be able to retain or continue to grow our customer base. Further, even as to the continuing sales of our laboratory communication devices, we are unable to control many of the factors that influence our customers' buying decisions, including our customers' budgets and procedures for approving expenditures, and the changing political, economic and regulatory influences which affect the purchasing practices and operation of healthcare organizations.


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THE ACCEPTANCE OF ELECTRONIC TRANSACTION PROCESSING IN THE HEALTHCARE INDUSTRY
IS STILL IN ITS EARLY STAGES; THUS, THE FUTURE OF OUR BUSINESS IS UNCERTAIN

         Our strategy anticipates that electronic processing of healthcare transactions, including transactions involving clinical as well as financial information, will become more widespread and that providers and third-party payers increasingly will use electronic transaction processing networks for the processing and transmission of data. Electronic transmission of healthcare transactions (and, in particular, the use of the Internet to transmit them) is still developing, and complexities in the nature and types of transactions which must be processed have hindered, to some degree, the development and acceptance of electronic transaction processing in this industry. We cannot assure that continued conversion from paper-based transaction processing to electronic transaction processing in the healthcare industry, using proprietary physician management systems or the Internet, will occur.

OUR CLINICAL TRANSACTION PRODUCTS AND SERVICES HAVE YET TO BE TESTED ON A LARGE SCALE AND COULD FAIL UNDER A HEAVY CUSTOMER LOAD

         The quality of our clinical transaction products and services is important to our business. Although we have completed the development of most of our electronic transaction processing network, which we believe efficiently performs the principal functions for which it has been designed, our clinical transaction products and services and the network are currently being utilized only by a limited number of customers for these transactions. We cannot assure that, upon widespread commercial use of our clinical transaction products and services, they will satisfactorily perform all of the functions for which we have designed them or that unanticipated technical or other errors will not occur which would result in increased costs or material delays. Any of these errors could delay our plans, result in harmful publicity or cause us to incur substantial remedial costs.

SINCE AN ERROR BY ANY PARTY IN THE PROCESS OF PRESCRIBING DRUGS AND FILLING PRESCRIPTIONS COULD RESULT IN SUBSTANTIAL INJURY TO A PATIENT, OUR LIABILITY INSURANCE MAY NOT BE ADEQUATE IN A CATASTROPHIC SITUATION

         Our business exposes us to potential liability risks that are unavoidably part of being in the healthcare electronic transaction processing industry. Since many of our products and services relate to prescribing and refilling of drugs and the transmission of medical laboratory results, an error by any party in the process could result in substantial injury to a patient. As a result, our liability risks are significant.

         We cannot assure that our insurance will be sufficient to cover potential claims arising out of our current or proposed operations, or that our present level of coverage will be available in the future at a reasonable cost. A partially or completely uninsured claim against us, if successful and of sufficient magnitude, would have significant adverse financial consequences. Our inability to obtain insurance of the type and in the


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amounts we require could generally impair our ability to market our products and services.

OUR PRODUCTS EMPLOY PROPRIETARY INFORMATION AND TECHNOLOGY WHICH MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES

         In large part, our success is dependent on our proprietary information and technology. We rely on a combination of contract, copyright, trademark and trade secret laws and other measures to protect our proprietary information and technology. We have no patents. We have twelve (12) copyright registrations covering our various software and proprietary products. As part of our confidentiality procedures, we generally enter into nondisclosure agreements with our employees, distributors and customers, and limit access to and distribution of our software, databases, documentation and other proprietary information. We cannot assure that the steps taken by us will be adequate to deter misappropriation of our proprietary rights or that third parties will not independently develop substantially similar products, services and technology. Although we believe our products, services and technology do not infringe on any proprietary rights of others, as the number of software products available in the market increases and the functions of those products further overlap, we and other software and Internet developers may become increasingly subject to infringement claims. These claims, with or without merit, could result in costly litigation or might require us to enter into royalty or licensing agreements, which may not be available on terms acceptable to us.

WE DEPEND ON CONNECTIONS TO INSURANCE COMPANIES AND OTHER PAYERS, AND IF WE LOSE THESE CONNECTIONS, OUR SERVICE OFFERINGS WOULD BE LIMITED AND LESS DESIRABLE TO HEALTHCARE PARTICIPANTS

         Our business is enhanced by the substantial number of payers, such as insurance companies, Medicare and Medicaid agencies to which we have electronic connections. These connections may either be made directly or through a clearinghouse. We have attempted to enter into suitable contractual relationships to ensure long-term payer connectivity; however, we cannot assure that we will be able to maintain our links with all these payers. In addition, we cannot assure that we will be able to develop new connections, either directly or through clearinghouses, on satisfactory terms. Lastly, some third-party payers provide systems directly to healthcare providers, bypassing us and other third-party processors. Our failure to maintain existing connections with payers and clearinghouses or to develop new connections as circumstances warrant, or to increase the utilization of direct links between providers and payers, could cause our electronic transaction processing system to be less desirable to healthcare participants, which would slow down or reduce the number of transactions that we process and for which we are paid.


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EVOLVING INDUSTRY STANDARDS AND RAPID TECHNOLOGICAL CHANGES COULD RESULT IN OUR
PRODUCTS BECOMING OBSOLETE OR NO LONGER IN DEMAND

        Rapidly changing technology, evolving industry standards and the frequent introduction of new and enhanced Internet-based services characterize the market for our products and services. Our success will depend upon our ability to enhance our existing services, introduce new products and services on a timely and cost-effective basis to meet evolving customer requirements, achieve market acceptance for new products or services and respond to emerging industry standards and other technological changes. We cannot assure that we will be able to respond effectively to technological changes or new industry standards. Moreover, we cannot assure that other companies will not develop competitive products or services, or that any such competitive products or services will not cause our products and services to become obsolete or no longer in demand.

IF ELECTRONIC TRANSACTION PROCESSING PENETRATES THE HEALTHCARE INDUSTRY, WE MAY FACE PRESSURE TO REDUCE OUR PRICES WHICH POTENTIALLY MAY CAUSE US TO NO LONGER BE COMPETITIVE

         If electronic transaction processing extensively penetrates the healthcare market or becomes highly standardized, it is possible that competition among electronic transaction processors will focus increasingly on pricing. This competition may put intense pressure on us to reduce our pricing in order to retain market share. If we are unable to reduce our costs sufficiently to offset declines in our prices, or if we are unable to introduce new, innovative service offerings with higher prices, we may not be competitive.

COMPUTER NETWORK SYSTEMS LIKE OURS COULD SUFFER SECURITY AND PRIVACY BREACHES THAT COULD HARM OUR CUSTOMERS AND US

         We currently operate servers and maintain connectivity from multiple facilities. Despite our implementation of network security measures, such as limiting physical and network access to routers, our infrastructure may be vulnerable to computer viruses, break-ins and similar disruptive problems caused by customers or other users. Computer viruses, break-ins or other security problems could lead to interruption, delays or cessation in service to our customers. These problems could also potentially jeopardize the security of confidential information stored in the computer systems of our customers, which may deter potential customers from doing business with us and give rise to possible liability to users whose security or privacy has been infringed. The security and privacy concerns of existing and potential customers may inhibit the growth of the healthcare information services industry in general, and our customer base and business in particular. A significant security breach could result in loss of customers, damage to our reputation, direct damages, costs of repair and detection and other unplanned expenses.


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WE DEPEND ON UNINTERRUPTED COMPUTER ACCESS FOR OUR CUSTOMERS; ANY PROLONGED
INTERRUPTIONS IN OUR OPERATIONS COULD CAUSE OUR CUSTOMERS TO SEEK ALTERNATIVE PROVIDERS OF OUR SERVICES

         Our success is dependent on our ability to deliver high-quality, uninterrupted computer networking and hosting, requiring us to protect our computer equipment and the information stored in servers against damage by fire, natural disaster, power loss, telecommunications failures, unauthorized intrusion and other catastrophic events. To mitigate this risk, we have commenced the movement of our production computer networks to a secure, third-party collocation site located in Atlanta, Georgia. This site has back-up site capability and a program to manage technology to reduce risks in the event of a disaster, including periodic "back-ups" of our computer programs and data. While we still continue to operate production networks in our California and Georgia facilities, any damage or failure resulting in prolonged interruptions in our operations, such as the recent California rolling blackouts, could cause our customers to seek alternative providers of our services. In particular, a system failure, if prolonged, could result in reduced revenues, loss of customers and damage to our reputation, any of which could cause our business to suffer. While we carry property and business interruption insurance to cover operations, the coverage may not be adequate to compensate us for losses that may occur.

WE MAY NOT BE ABLE TO RETAIN KEY PERSONNEL OR REPLACE THEM IF THEY LEAVE

         Our success is largely dependent on the personal efforts of Michael K. Hoover, our Chairman of the Board and Chief Executive Officer and Nancy J. Ham, our President and Chief Operating Officer. Although we have entered into employment agreements with Mr. Hoover, Ms. Ham and other senior executives, the loss of any of their services could cause our business to suffer. Our success is also dependent upon our ability to hire and retain qualified operations, development and other personnel. Competition for qualified personnel in the healthcare information services industry is intense, and we cannot assure that we will be able to hire or retain the personnel necessary for our planned operations.

WE MAY ISSUE ADDITIONAL SHARES WHICH COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK

         Certain events over which you have no control could result in the issuance of additional shares of our common stock or preferred stock, which would dilute your ownership percentage in ProxyMed and could adversely affect the market price of our common stock. We may issue additional shares of common stock or preferred stock for many reasons including:

         -        to raise additional capital or finance acquisitions;

         - upon the exercise or conversion or an exchange of outstanding options, warrants and shares of convertible preferred stock; or


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         -        in lieu of cash payment of dividends.

         In addition, the number of shares of common stock that we are required to issue in connection with our outstanding warrants may increase if certain anti-dilution events occur (such as, certain issuances of common stock, options and convertible securities).

PROPOSED HEALTHCARE LEGISLATION AND CHANGES TO EXISTING LAWS COULD CAUSE AN EROSION OF OUR CURRENT COMPETITIVE STRENGTHS

         Our customers are subject to extensive and frequently changing federal and state healthcare laws and regulations. Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental change. Potential reform legislation may include:

                  -        mandated basic healthcare benefits,

                  - controls on healthcare spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid reimbursement,

                  -        the creation of large insurance purchasing groups,

                  - fundamental changes to the healthcare delivery system,

                  - FTC enforcement actions of existing privacy laws relating to the Internet,

                  - federal and state privacy and confidentiality statutes, regulations rules and guidelines covering medical records and patient information.

         The federal Health Insurance Portability and Accountability Act of 1996, known as HIPAA, mandates the use of standard transactions, standard identifiers, security and other provisions for electronic claims transactions. HIPAA specifically designates clearinghouses (including us and other financial network operators) as the compliance facilitators for healthcare providers and payers. On August 17, 2000, the U.S. Department of Health and Human Services published final regulations to govern eight of the most common electronic transactions involving health information. Under a recently revised bill passed by the U.S. Congress, the deadline for certain aspects of HIPAA were extended to October 16, 2003. In order to be allowed the extended deadline, we must present a plan and justification for compliance by October 16, 2002. We believe that we will be able to submit the required plan to extend the deadline, and we believe that we will be in compliance by the 2003 deadline or sooner. We also expect, but have no assurances, that our business partners or customers who may also be covered by these regulations will also be in compliance by that date. Due to mandated standards, however, there is a possibility that it will be easier for competitors to offer electronic transaction processing services similar to ours, which would make our competitive strength of accepting financial transactions in multiple formats less of a differentiating factor for our customers.

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         We anticipate Congress and state legislatures will continue to review and assess alternative healthcare delivery systems and payment methods, as well as internet and healthcare privacy legislation, and that public debate of these issues will likely continue in the future. Due to uncertainties as to these reform initiatives and their enactment and implementation, we cannot predict which, if any, of such reform proposals will be adopted, when they may be adopted or what impact they may have on us.

BECAUSE WE ARE SMALLER AND HAVE FEWER FINANCIAL RESOURCES THAN MANY OF OUR COMPETITORS, WE MAY NOT BE ABLE TO SUCCESSFULLY COMPETE IN THE VERY COMPETITIVE HEALTHCARE ELECTRONIC TRANSACTION PROCESSING INDUSTRY

         We face competition from many healthcare information systems companies and other technology companies. Many of our competitors are significantly larger and have greater financial resources than we do and have established reputations for success in implementing healthcare electronic transaction processing systems. Other companies have targeted this industry for growth, including the development of new technologies utilizing Internet-based systems. We cannot assure that we will be able to compete successfully with these companies or that these or other competitors will not commercialize products, services or technologies that render our products, services or technologies obsolete or less marketable.

INVESTORS SHOULD NOT ANTICIPATE RECEIVING CASH DIVIDENDS ON OUR COMMON STOCK

         We currently anticipate retaining all of our future earnings, if any, for use in the operation and expansion of our business, and do not plan to declare any cash dividends on shares of our common stock in the foreseeable future. Potential investors who anticipate a need for dividends should not invest in our common stock.

OUR COMMON STOCK PRICE HAS FLUCTUATED CONSIDERABLY AND MAY NOT APPRECIATE IN
VALUE

         The market price of shares of our common stock has fluctuated substantially in recent years and is likely to fluctuate significantly from its current level. During the period from January 1, 2001 through December 31, 2001, our common stock closing price has ranged from a low of $10.21 per share to a high of $22.52 per share. In 1998, our common stock closing price ranged from a low of $78.75 per share to a high of $247.50 per share, during 1999, our common stock closing price ranged from a low of $142.50 per share to a high of $288.75 per share, and during 2000, our common stock closing price ranged from a low of $12.15 per share to a high of $166.88 per share. Future announcements concerning our financial performance, conversion of shares of the Series C Preferred Stock into common stock, warrant and option exercises, year-end selling for tax losses, the announcement of strategic business relationships, the introduction of new products, services or technologies or changes in product pricing policies by us or our competitors or changes in earnings estimates by analysts, among other factors, could cause the market price of our common stock to fluctuate substantially. Stock markets have experienced extreme price and volume volatility in the

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last year. This volatility has had a substantial effect on the market prices of securities of many public companies, including those in the eHealth sector, for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may also cause declines in the market price of our common stock. Investors seeking short-term liquidity should be aware that we cannot assure that the stock price will appreciate in value or, as noted above, that cash dividends will be declared.


                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of shares of common stock by any of the selling shareholders under this prospectus. Our registration of this offering does not necessarily mean that the selling shareholders will sell all or any of the shares offered hereby.

         We estimate that our expenses in connection with the filing of this registration statement will be approximately $42,500.


                              SELLING SHAREHOLDERS

         The shares of common stock being offered by the selling shareholders are issuable or have been issued to them (1) upon conversion of the Series C Preferred Stock at a reduced conversion rate of $13.05 per share, (2) in exchange for certain warrants in connection with an Exchange Agreement made as of June 15, 2001, and/or (3) in a private placement and pursuant to a Subscription Agreement made as of December 21, 2001, which such agreement requires the issuance of additional shares of common stock if this Registration Statement is not declared effective by the SEC on or before March 20, 2002. For additional information about the Series C Preferred Stock, see Description of Securities - Series C Preferred Stock.

         We are registering the shares covered by this Prospectus on behalf of the selling shareholders named below to permit the selling shareholders (or, subject to applicable law, their pledgees, donees, distributees, transferees or successors in interest) to offer these shares for resale from time to time.

         The following table provides information regarding the ownership of our common stock by the selling shareholders as of January 11, 2002, the number of shares offered hereby to each shareholder and the selling shareholders' ownership interest of our common stock assuming all of the shares offered hereby are sold. Our registration of these shares does not necessarily mean that the selling shareholders will sell all or any of the shares offered hereby.

                                                   COMMON SHARES
                                                    BENEFICIALLY     COMMON SHARES
                                                     OWNED PRIOR        OFFERED        COMMON
                                                          TO            BY THIS     SHARES AFTER       PERCENTAGE
         NAME OF SELLING SHAREHOLDER                   OFFERING        PROSPECTUS     OFFERING          OF CLASS
         ---------------------------                   --------        ----------     --------          --------
A. Thomas Hardy (1)                                     90,734           10,489         80,245            1.4%
Abrams VII Partnership                                  40,652           13,985         26,667               *
Adam M. Rosmarin                                         1,875            1,875              0            0.0%
Almed Elcott                                               556              556              0            0.0%
Alexander G. Rappaport                                  10,163            3,496          6,667               *
Alexandra Salas                                            592              592              0            0.0%
Allan MacDonald & Eileen MacDonald, as                   5,081            1,748          3,333               *
     Joint Tenants
Allen Notowitz                                           2,500            2,500              0            0.0%
Alvaro Tafur                                             1,250            1,250              0            0.0%
Alya Al Bahar & Lulwa Al Khaled, as Joint                5,081            1,748          3,333               *
     Tenants
Anderson Wire Works, Inc.                                7,663              996          6,667               *
Andre W. Iseli                                           5,081            1,748          3,333               *
Anne Falk (2)                                            1,101            1,101              0            0.0%
Anthony Giardina (2)                                       920              920              0            0.0%
Barry A. Kaplan                                         50,814           17,481         33,333               *
Barry Gray                                              10,163            3,496          6,667               *
Basil J. Asciutto                                        2,090            2,090              0            0.0%
Ben Rosenbloom                                           5,081            1,748          3,333               *
Beth Lipman (2)                                          1,425            1,425              0            0.0%
Brian Coventry (2)                                       1,201            1,201              0            0.0%
Brian Lantier                                            1,453            1,453              0            0.0%
Bruce Glaser (2)                                         4,850            4,850              0            0.0%
Bryon Voigt & Jacelyn Voigt, as Joint                    1,250            1,250              0            0.0%
     Tenants
C. Wyllys Cass, IV & Ellen M. Cass, as Joint             5,081            1,748          3,333               *
     Tenants
Capital Ventures International                         142,295           48,948         93,347            1.6%
Carl Kleidman (2)                                       11,500           11,500              0            0.0%
Carol R. Hill Spousal Trust (dated 12/22/99)            31,657           14,990         16,667               *
Charles A. Barnes, Jr. Revocable Living                  3,831              498          3,333               *
     Trust (dated 11/7/91)
Charles L. Wisseman, III                                 5,081            1,748          3,333               *
Chris Young                                                771              771              0            0.0%
Christopher Fox                                         15,244            5,244         10,000               *
Commonwealth Associates, LP (3)                        226,103          211,024         15,079               *
ComVest Capital Partners, LLC (3)                       57,945           46,911         11,034               *
Constantine S. Potamianos (2)                              968              635            333               *
Conzett Europa Invest, Ltd.                             15,244            5,244         10,000               *
Craig Blitz (2)                                          1,277            1,277              0            0.0%
Cranshire Capital, LP                                    7,500            7,500              0            0.0%
CRM Micro Cap Fund, LP (4)                              33,699           10,845         22,854               *
CRM Partners, LP (4)                                   141,058           44,427         96,631            1.7%
CRM Retirement Partners, LP (4)                         54,121           16,966         37,155               *
CRM US Value Fund Ltd. (4)                               8,275            2,624          5,651               *
Daniel S. Och                                           30,489           10,489         20,000               *
David B. Heller                                         10,163            3,496          6,667               *
David Dercher & Su Ellen Dercher, as Joint               5,081            1,748          3,333               *
     Tenants
David L. Cohen                                          15,244            5,244         10,000               *
David P. Faxon, Jr.                                      1,250            1,250              0            0.0%
David R. Nelson & Donna L. Nelson, as Joint              5,081            1,748          3,333               *
     Tenants
David Stellway                                           3,831              498          3,333               *
Delaware Charter G&T c/o Rodney                          7,663              996          6,667               *

                                                   COMMON SHARES
                                                    BENEFICIALLY     COMMON SHARES
                                                     OWNED PRIOR        OFFERED        COMMON
                                                          TO            BY THIS     SHARES AFTER       PERCENTAGE
         NAME OF SELLING SHAREHOLDER                   OFFERING        PROSPECTUS     OFFERING          OF CLASS
         ---------------------------                   --------        ----------     --------          --------
     Schorlemmer SEP IRA
Dolphin Offshore Partners (5)                           53,333           53,333              0            0.0%
Domenic M. Strazzulla                                    1,250            1,250              0            0.0%
Domenick & Josephine Scaglione, as Joint                 3,831              498          3,333               *
     Tenants
Dominick DiCesare                                        5,081            1,748          3,333               *
Donald G. Drapkin (6)                                   37,533            3,496         34,037               *
Douglas & Evelyn Runckel, as Joint Tenants               3,831              498          3,333               *
Duane M. Fiedler                                         5,081            1,748          3,333               *
E&M RP Trust (dated 10/3/85)                            63,797           30,044         33,753               *
Edward J. Rosenthal Profit Sharing Plan                  5,081            1,748          3,333               *
     (dated 1989)
Edwin M. Cooperman (2) (7)                              14,857              460         14,397               *
Elite Sales, Inc.                                        3,831              498          3,333               *
Eric Erdman                                              5,081            1,748          3,333               *
Flynn Corporation                                       20,325            6,992         13,333               *
FM Grandchildren Trust (dated 7/18/96)                   1,875            1,875              0            0.0%
Formula Unit Trust (8)                                 146,667          146,667              0            0.0%
Fotyfo Associates, LP                                    1,875            1,875              0            0.0%
Fred Manocherian                                         1,250            1,250              0            0.0%
Frederick B. Epstein                                     3,831              498          3,333               *
Garo A. Partoyan                                         5,081            1,748          3,333               *
Gary D. Schultz & Barbara A. Schultz, as                 3,831              498          3,333               *
     Joint Tenants
Gary Kanuit & Bradford Burns, as Tenants in              5,081            1,748          3,333               *
     Common
Gerald & Daphna Cramer 1997 Charitable                  33,218            8,740         24,478               *
     Remainder Unitrust (dated 11/1/97) (4)
Gerald Cramer 1997 Charitable Remainder                 33,218            8,740         24,478               *
     Unitrust (dated 11/1/97) (4)
Gregg R. Goebel & Marilyn B. Goebel, as                  3,831              498          3,333               *
     Joint Tenants
H.D. Haley                                               1,875            1,875              0            0.0%
Hans Bodmer                                             10,163            3,496          6,667               *
Harvard Developments, Inc.                               3,166            1,499          1,667               *
Harvard Investments, Inc.                               15,828            7,495          8,333               *
Herman Sandler                                           3,750            3,750              0            0.0%
Howard Gittis                                           10,163            3,496          6,667               *
Howard Rosenbloom                                        5,081            1,748          3,333               *
Inder Tallur (2)                                         6,900            6,900              0            0.0%
Ingleside Company                                      102,713           35,320         67,393            1.2%
Inter Family Investments Co., Inc.                       3,831              498          3,333               *
Intercontinental Investment Services, Inc.               3,831              498          3,333               *
Jacob Goldfield                                         40,948           20,548         20,400               *
James Nealis                                             5,081            1,748          3,333               *
Jerome Messana (2)                                       2,052            2,052              0            0.0%
Jesse N. Polan                                           2,500            2,500              0            0.0%
Jody Nelson                                              3,831              498          3,333               *
John A. Martell                                         15,325            1,992         13,333               *
John Dobson Foundation (9)                              10,667           10,667              0            0.0%
Jon Brown                                                5,081            1,748          3,333               *
Jonathan L. Glashow                                      1,875            1,875              0            0.0%
Joseph Pallotta, Jr.                                       500              500              0            0.0%
Joseph P. Rienzi & Judith A. Rienzi, as Joint            5,747              747          5,000               *
     Tenants
Joseph P. Wynne (2)                                      3,958            3,625            333               *
Just In Case, Ltd.                                       1,250            1,250              0            0.0%
Kanodia Partners, LP                                    10,163            3,496          6,667               *

                                                   COMMON SHARES
                                                    BENEFICIALLY     COMMON SHARES
                                                     OWNED PRIOR        OFFERED        COMMON
                                                          TO            BY THIS     SHARES AFTER       PERCENTAGE
         NAME OF SELLING SHAREHOLDER                   OFFERING        PROSPECTUS     OFFERING          OF CLASS
         ---------------------------                   --------        ----------     --------          --------
Keith M. Rosenbloom (2)                                 12,711           12,711              0            0.0%
Kenneth B. Wilson                                        5,081            1,748          3,333               *
Kerry B. Skeen Revocable Trust U/T (dated                5,081            1,748          3,333               *
     4/14/99)
Kim M. Schwencke                                         6,331            2,998          3,333               *
Kurt V. & Laura M. Reichelt, as Joint Tenants            5,081            1,748          3,333               *
Laurel Lester Mark                                       5,081            1,748          3,333               *
Lawrence W. McGary                                       5,081            1,748          3,333               *
Leo F. Mazzocchi, M.D. & Nancy T. Mazzocchi,             3,831              498          3,333               *
     as Joint Tenants
Leroy Cramer Family Limited Partnership (4)             10,163            3,496          6,667               *
Mark Reichenbaum                                        20,326            6,992         13,333               *
Michael  & Mona Barsa, as Joint Tenants with             5,081            1,748          3,333               *
     Right of Survivorship
Michael Applebaum (2)                                    3,151            3,151              0            0.0%
Michael Bollag Charitable Remainder Unitrust             3,750            3,750              0            0.0%
     (dated 1/7/92)
Michael K. Hoover (10)                                 484,888           34,962        449,926            7.9%
Michael S. Falk (2) (3)                                125,763          112,503         13,260               *
Neal Holtvogt                                            5,081            1,748          3,333               *
Pamela Equities Corporation                              1,875            1,875              0            0.0%
Paul F. Petrus                                           2,783            1,449          1,333               *
Paul O. Goldenheim                                       5,081            1,748          3,333               *
Paul Russo                                               5,081            1,748          3,333               *
Peggy Jordan                                            10,163            3,496          6,667               *
Pequot Navigator Offshore Fund, Inc. (11)               80,809           80,809              0            0.0%
Pequot Scout Fund, LP (11)                              80,809           80,809              0            0.0%
Perg Proxy, LLC                                         94,014           32,341         61,673            1.1%
Peter Latour (2)                                         6,061            6,061              0            0.0%
Peter Palmieri (2)                                       1,703            1,703              0            0.0%
Philip R. Ladouceur (2)                                    460              460              0            0.0%
Porter Partners, LP                                     20,325            6,992         13,333               *
Reese-Cole Partnership, Ltd.                             7,663              996          6,667               *
Richard Campanella (2)                                     920              920              0            0.0%
Richard Rosenblatt (2)                                     460              460              0            0.0%
Richard Yalen (2)                                          460              460              0            0.0%
RMC Capital, LLC (12)                                  293,052          126,112        166,940            2.9%
RML Burwick Family, LP                                   2,500            2,500              0            0.0%
Robert & Lois Silverman, as Joint Tenants                1,250            1,250              0            0.0%
Robert Hazan                                             1,250            1,250              0            0.0%
Robert Hoffman & Randy Weatherford, Tenants              5,081            1,748          3,333               *
     in Common
Robert J. Spencer                                        5,081            1,748          3,333               *
Robert O'Sullivan (2)                                   13,922           13,922              0            0.0%
Robert P. Kouwe                                         10,163            3,496          6,667               *
Ron & Rosemarie Moschetta, as Joint Tenants                767              100            667               *
Ron Bloom (2)                                            1,150            1,150              0            0.0%
Ronald B. Booth                                          1,250            1,250              0            0.0%
Ronald Moschetta (2)                                     5,569            5,569              0            0.0%
Rovest Partnership                                       5,081            1,748          3,333               *
Rush and Co.                                             1,250            1,250              0            0.0%
Russia Wireless Holdings LLC (13)                       20,267           20,267              0            0.0%
Salvatore A. Trupiano                                    5,081            1,748          3,333               *
Samuel R. Nussbaum                                       5,081            1,748          3,333               *
Sanjiv Patel & Shanthamallappa Ashok, as                 5,081            1,748          3,333               *
     Tenants in Common
Scott Greiper (2)                                        2,300            2,300              0            0.0%
Scott S. Prince                                         10,163            3,496          6,667               *

                                                   COMMON SHARES
                                                    BENEFICIALLY     COMMON SHARES
                                                     OWNED PRIOR        OFFERED        COMMON
                                                          TO            BY THIS     SHARES AFTER       PERCENTAGE
         NAME OF SELLING SHAREHOLDER                   OFFERING        PROSPECTUS     OFFERING          OF CLASS
         ---------------------------                   --------        ----------     --------          --------
Seymour Wasserstrum                                      1,250            1,250              0            0.0%
Siam Partners II                                        63,797           30,044         33,753               *
Stephen T. Skoly & Richard K. Ouellette, as              5,081            1,748          3,333               *
     Tenants in Common
Susan Hoffman (2)                                          250              250              0            0.0%
Sybesma Research, LLC                                    5,081            1,748          3,333               *
Tahoe Partnership                                       63,797           30,044         33,753               *
TGAAR Properties, Inc.                                   3,831              498          3,333               *
The Aubrey J. Ferrao Living Trust U/A/D                  2,500            2,500              0            0.0%
     6/26/98
Thom Waye (2)                                            2,808            2,475            333               *
Thomas Boova                                             5,081            1,748          3,333               *
Thomas Israel                                           10,163            3,496          6,667               *
Thomas J. Keeney                                         3,831              498          3,333               *
Thomas R. Kelley                                         5,081            1,748          3,333               *
Travis L. Provow                                         5,081            1,748          3,333               *
Verizon Master Trust (14)                               80,000           80,000              0            0.0%
Virginia R. Nelson Trust (1/10/87)                       1,250            1,250              0            0.0%
Vladik Vainberg (2)                                      1,022            1,022              0            0.0%
Walter F. Toombs                                        10,163            3,496          6,667               *
Wexford Clearing Services C/F Charles F.A.               3,831              498          3,333               *
     Schroeder IRA
Wexford Clearing Services Corp. C/F FBO                  1,250            1,250              0            0.0%
     Thomas G. Keough IRA
Wexford Clearing Services Corp. C/F Janis                  508              175            333               *
     Campanella IRA
William Anthony Rice                                     7,198            4,198          3,000               *
William Kress Schapiro                                   2,500            2,500              0            0.0%
William T. McCaffrey                                     6,140            2,973          3,167               *
Wingate Investments, Ltd.                               20,325            6,992         13,333               *
Zeke, LP (15)                                          133,333          133,333              0            0.0%
ZWD Investments, LLC                                   101,836           34,989         66,847            1.2%


--------------
*Represents less than 1% of our common stock.

(1) Common shares beneficially owned prior to offering includes 48,643 common shares and 42,091 stock options owned directly by A. Thomas Hardy, Senior Vice President - Laboratory Services and President of Key Communications Service, Inc., our wholly-owned subsidiary.

(2) Includes common shares owned as a result of warrants assigned by Commonwealth Associates as part of its compensation as private placement agent in the Series C Preferred Financing and subsequently exchanged into shares of common stock in August 2001.

(3) Michael W. Falk is a director of ProxyMed, Inc. and the principal owner of the general partner of Commonwealth Associates, LP and ComVest Capital Partners, LLC. Based on information available at the time of this filing, common shares owned beneficially prior to offering include a total of 401,453 shares of common stock and 8,358 warrants owned by the group of Mr. Falk, Commonwealth and ComVest. For purposes of this Prospectus, the combined percentage of class for Mr. Falk's holdings is less than 1%.

(4) Based on information available at the time of this filing, common shares beneficially owned prior to offering includes 99,247 shares of common stock and 13,334 stock options owned beneficially by Gerald B. Cramer, a director of ProxyMed, Inc., and various related parties (including family members and trusts established by Mr. Cramer). Mr. Cramer has an ownership interest in CRM Micro Cap Fund, LP; CRM Partners, LP; CRM Retirement Partners, LP; and CRM US Value Fund, LP. For purposes of this Prospectus, the combined percentage of class for all of Mr. Cramer's holdings is approximately 4.5%.

(5) Includes 40,000 shares common shares issued pursuant to a Subscription Agreement dated December 18, 2001 and 13,333 additional shares required to be issued to the investor in the event this Registration Statement is not declared effective by the SEC on or before March 20, 2002.

(6) Common shares beneficially owned prior to offering includes 703 common shares (issued as dividends on Series C Preferred Stock) and 26,667 stock options owned directly by Donald G. Drapkin, a former director of ProxyMed, Inc.

(7) Common shares beneficially owned prior to offering includes 450 common shares, 613 warrants (assigned by Commonwealth Associates) and 13,334 stock options owned directly by Edwin M. Cooperman, a director of ProxyMed, Inc.

(8) Includes 110,000 shares common shares issued pursuant to a Subscription Agreement dated December 18, 2001 and 36,667 additional shares required to be issued to the investor in the event this Registration Statement is not declared effective by the SEC on or before March 20, 2002.

(9) Includes 8,000 shares common shares issued pursuant to a Subscription Agreement dated December 18, 2001 and 2,667 additional shares required to be issued to the investor in the event this Registration Statement is not declared effective by the SEC on or before March 20, 2002.

(10) Common shares beneficially owned prior to offering includes 132,450 shares of common stock and 352,438 stock options owned directly by Michael K. Hoover, Chairman of the Board and Chief Executive Officer of ProxyMed, Inc.

(11) Includes 60,607 common shares issued pursuant to a Subscription Agreement dated December 18, 2001 for each of Pequot Navigator Offshore Fund, Inc. and Pequot Scout Fund, LP. Also included are 20,202 shares additional shares required to be issued to each investor in the event this Registration Statement is not declared effective by the SEC on or before March 20, 2002. Additionally, based on information available at the time of this filing, Pequot Management Capital, Inc. beneficially owns 55,334 common shares. For purposes of this Prospectus, the combined percentage of class for all of Pequot's holdings are 1.0%.

(12) Includes 29,000 shares common shares issued pursuant to a Subscription Agreement dated December 18, 2001 and 9,667 additional shares required to be issued to the investor in the event this Registration Statement is not declared effective by the SEC on or before March 20, 2002.

(13) Includes 15,200 shares common shares issued pursuant to a Subscription Agreement dated December 18, 2001 and 5,067 additional shares required to be issued to the investor in the event this Registration Statement is not declared effective by the SEC on or before March 20, 2002.

(14) Includes 60,000 shares common shares issued pursuant to a Subscription Agreement dated December 18, 2001 and 20,000 additional shares required to be issued to the investor in the event this Registration Statement is not declared effective by the SEC on or before March 20, 2002.

(15) Includes 100,000 shares common shares issued pursuant to a Subscription Agreement dated December 18, 2001 and 33,333 additional shares required to be issued to the investors in the event this Registration Statement is not declared effective by the SEC on or before March 20, 2002.

         We have agreed to prepare and file any amendments and supplements to the registration statement in which this Prospectus is included as may be necessary to keep it effective until this Prospectus is no longer required for the selling shareholders to sell their shares of common stock, and to indemnify and hold the selling shareholders harmless against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"), that could arise in connection with the selling shareholders' sale of their shares. We have agreed to pay all reasonable fees and expenses incidental to the filing of these registration statements, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of their common stock.

         None of the selling shareholders has had any material relationship with us within the past three years except for (1) Commonwealth, which has acted as both underwriter and placement agent in previous private placements of our equity and debt securities; (2) Michael Hoover, who has acted as our Chairman of the Board of Directors and Chief Executive Officer; (3) Michael Falk, who has acted as one of our directors; (4) Gerald

Cramer, who has acted as one of our directors; (5) Donald Drapkin, who had acted as one of our directors until January 17, 2002; and (6) A. Thomas Hardy, who has acted as our Senior Vice President - Laboratory Services and President of Key Communications Service, Inc., our wholly-owned subsidiary.


                              PLAN OF DISTRIBUTION

         The selling shareholders may sell the shares of common stock described in this Prospectus directly or through underwriters, broker-dealers or agents. The selling shareholders may also transfer, devise or give their shares by other means not described in this Prospectus. As a result, pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer may offer shares of common stock under this Prospectus. In addition, if any shares covered by this Prospectus qualify for sale pursuant to Rule 144 under the Securities Act, as amended, the selling shareholders may sell such shares under Rule 144 rather than pursuant to this Prospectus.

         The selling shareholders may sell shares of common stock from time to time in one or more transactions:

                  -        at fixed prices that may be changed,

                  -        at market prices prevailing at the time of sale, or

                  - at prices related to such prevailing market prices or at negotiated prices.

         The selling shareholders may offer their shares of common stock in one or more of the following transactions:

                  - on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market,

                  -        in the over-the-counter market,

                  -        in privately-negotiated transactions,

                  -        through options,

                  -        by pledge to secure debts and other obligations,

                  -        by a combination of the above methods of sale,

                  - to cover short sales made pursuant to this Prospectus, or

                  - any other method permitted pursuant to applicable law.

         In effecting sales, brokers or dealers engaged by the selling shareholders or affiliated with them may arrange for other brokers or dealers to participate in the resales. The selling shareholders may enter in a block trade in which a broker-dealer will attempt to sell a block of shares as agent but may position and resell a portion of the block as principal to facilitate the transaction. A broker-dealer may purchase such shares as principal and offer the shares for resale for its account pursuant to this Prospectus. Broker-dealers may agree with the selling shareholders to sell a specified number of these shares at a stipulated price per share. The selling shareholders may enter into hedging transactions with broker-dealers, and in connection with those transactions, broker-dealers may engage in short sales of the shares. The selling shareholders also may sell shares short and deliver the shares to close out such short positions. The selling shareholders also may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares, which the broker-dealer may resell pursuant to this Prospectus. The selling shareholders also may pledge the shares to a broker or dealer, and upon a default, the broker or dealer may effect sales of the pledged shares pursuant to this Prospectus.

         Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. The broker-dealer transactions may include:

                  - purchases of the shares by a broker-dealer as principal and resales of the shares by the broker-dealer for its account pursuant to this Prospectus;

                  -        ordinary brokerage transactions; or

                  - transactions in which the broker-dealer solicits purchasers.

         If a material arrangement with any broker-dealer or other agency is entered into for the sale of any shares of common stock through a block trade, special offering, exchange distribution, secondary distribution, or a purchase by a broker or dealer, a Prospectus supplement will be filed, if necessary, pursuant to Rule 424(b) under the Securities Act disclosing the material terms and conditions of these arrangements.

         The SEC may deem the selling shareholders and any underwriters, broker-dealers or agents that participate in the distribution of the shares of common stock to be "underwriters" within the meaning of the Securities Act. The SEC may deem any profits on the resale of the shares of common stock and any compensation received by any underwriter, broker-dealer or agent to be underwriting discounts and commissions under the Securities Act.

         Under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any person engaged in the distribution of the shares of common stock may not simultaneously engage in market-making activities with respect to common stock for five business days prior to the start of the distribution. In addition, each selling shareholder and any other person participating in a distribution will be subject to the Exchange Act, which may limit the timing of purchases and sales of common stock by the selling shareholder or any other person.


                            DESCRIPTION OF SECURITIES

         Our authorized capital stock consists of 13,333,333 shares of common stock, par value $.001 per share, and 2,000,000 shares of preferred stock, par value $.01 per share, of which 15,000 shares have been designated Series B Preferred Stock and 300,000 shares have been designated Series C Preferred Stock. At February 14, 2002, 5,141,181 shares of common stock were issued and outstanding and 3,000 shares of Series C Preferred Stock were issued and outstanding.

         Of the 5,141,181 shares of common stock outstanding on February 14, 2002, this amount does not include the 20,000 shares of common stock issuable upon conversion of the outstanding Series C Preferred Stock, the 188,942 shares of common stock issuable upon exercise of currently outstanding warrants, and 842,433 shares of common stock reserved for issuance upon exercise of currently outstanding stock options.

         The descriptions below of the terms of our common stock, Series B Preferred Stock, Series C Preferred Stock and the related warrants are summaries of the material terms only and do not purport to be complete. Such descriptions are subject to and qualified by the actual agreements relating to our Series B Preferred Stock, Series C Preferred Stock, such warrants, our amended Articles of Incorporation and By-laws, all of which have been filed with the SEC and are incorporated into this Prospectus by reference, and by applicable law.

Common Stock

         The issued and outstanding shares of common stock are, and the shares being offered by this Prospectus will be, validly issued, fully paid and non-assessable. The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available for them at such times and in such amounts as the Board of Directors may from time to time determine. We have not paid any dividends and do not expect to pay cash dividends on our common stock in the foreseeable future.

         All shares of common stock have equal voting rights and, when validly issued and outstanding, have one vote per share in all matters to be voted upon by the shareholders. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors.

         The shares have no preemptive, subscription, conversion or redemption rights. Upon liquidation, dissolution or winding-up of ProxyMed, the holders of common stock are entitled to receive pro rata the assets of ProxyMed which are legally available for distribution to shareholders.

         On August 17, 2001, we announced a 1-for-15 reverse stock split of our common stock whereby each 15 shares of common stock were exchanged for one new share of common stock.

         On December 21, 2001, we sold 483,414 shares of our common stock at $16.50 per share, or an aggregate of $7,976,331, in a private placement to nine U.S. and Canadian institutional and accredited investors, resulting in net proceeds to us of approximately $7,247,500 after costs of $728,800. Certain of our executive officers, directors and controlling persons have agreed to a lock-up on all shares of ProxyMed owned or beneficially owned by them until a registration statement covering the shares sold in the private placement is declared effective. Our registration statement covering the resale of these shares must be declared effective by the SEC on or before March 20, 2002, or the per share purchase price will be reduced by 5% for each month (or on a pro rata basis for any portion thereof) thereafter until such time as the registration statement is effective; provided, however, that the maximum reduction in the per share purchase price shall be 25%. The reduction in the per share purchase price, if any, shall be evidenced by the issuance of additional shares to the investors within five days following the effective date of the registration statement.

Preferred Stock

         In addition to Series C Preferred Stock, our Board of Directors has the authority to issue 1,731,900 additional shares of preferred stock in one or more series and to fix the designation, relative powers, preferences and rights and qualifications, limitations or restrictions of all shares of each such series, including dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the shareholders.

         The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock and could have the effect of delaying, deferring or preventing a change in control of ProxyMed without further action by the shareholders.

Series B Preferred Stock

         Pursuant to the terms of a Securities Purchase Agreement dated December 23, 1999, we issued 15,000 shares of Series B Preferred Stock in a private placement to institutional investors.

         In connection with the sale of Series B Preferred Stock, we issued warrants (the "Old Warrants") to purchase up to 53,333 shares of common stock, subject to adjustment in certain events. The original exercise price of the Old Warrants was $144.60 per share, subject to adjustment in certain events. The Old Warrants expire on December 23, 2002. In addition, in order to obtain the consent of Transamerica Business Credit Corporation to the sale of Series B Preferred Stock, a warrant to purchase 1,667 shares of common stock at an original exercise price of $174.30 per share was issued to Transamerica (the "Transamerica Warrant") on substantially the same terms as the Old Warrants. The exercise price and number of shares of common stock which may be purchased upon exercise of such warrants continue to be subject to further adjustment upon the occurrence of certain dilution events including, without limitation, certain issuances of common stock, stock options or convertible securities or certain corporate transactions such as stock splits, mergers or asset sales.

         Series B Preferred Stock converts into common stock at a floating rate based on the market price of the common stock. The terms of Series B Preferred Stock provide that the holders cannot exercise their rights to convert Series B Preferred Stock prior to December 23, 2000, unless certain triggering events occur. One such triggering event occurred as of May 1, 2000 when the closing price of the common stock had been below $63.15 for 10 trading days, thus causing the restriction on conversions to cease to be in effect.

         Effective May 4, 2000, we entered into a Redemption and Exchange Agreement (the "Redemption Agreement") with holders of 13,000 shares of Series B Preferred Stock. Under the terms of the Redemption Agreement, we redeemed 13,000 shares of Series B Preferred Stock at 116.5% of the Conversion Amount (as defined in the Articles of Amendment to our Articles of Incorporation) creating Series B Preferred Stock (the "Series B Articles of Amendment"). As of October 4, 2001, the remaining holder of Series B Preferred Stock had converted all of its 2,000 issued and outstanding shares of Series B Preferred Stock into an aggregate of 125,661 shares of our common stock.

         The Redemption Agreement also provided for the exchange of 46,222 of the Old Warrants issued to the holders of Series B Preferred Stock subject to the Redemption Agreement for warrants (the "Exchanged Warrants") with an exercise price of $22.50 per share. In addition, such holders have received, in the aggregate, 43,333 additional warrants (the "New Warrants") at an exercise price of $22.50 per share. Effective April 24, 2001, we cancelled and exchanged all outstanding Exchanged Warrants and New Warrants pursuant to Exchange Agreements with these holders of the Series B Preferred Stock.

         In connection with the cancellation and exchange of these warrants, the remaining holder of the Series B Preferred Stock and the holders of the Series C Preferred Stock have agreed to waive certain anti-dilution rights afforded by certain outstanding warrants, the Series B Preferred Stock and the Series C Preferred Stock.

         As a result of the reduced conversion price in the Conversion Offer, 85,689 warrants with an exercise price of $15.00 per share issued in connection with our Series B 6% Convertible Preferred Stock were reset into 98,493 warrants with a new exercise price of $13.05 per share as a result of anti-dilution provisions relating to such warrants. As a result of this reset a non-cash, deemed dividend charge of approximately $207,800 was reflected in the loss applicable to common shareholders in the fourth quarter of 2001.

         Complete copies of the Series B Articles of Amendment, the form of the Old Warrants and the Securities Purchase Agreement are contained in our Current Report on Form 8-K filed with the SEC on December 28, 1999, and are incorporated herein by reference. Complete copies of the Redemption Agreement, the Exchanged Warrants and the New Warrants are contained in our Current Report on Form 8-K filed with the SEC on May 8, 2000, and are incorporated herein by reference. Complete copies of the Exchange Agreements are contained in our Current Report on Form 8-K filed with SEC on April 26, 2001 and are incorporated herein by reference. The descriptions of these documents are summaries of the material terms and conditions only and are qualified in their entirety by reference to the complete documents which are publicly available from the SEC.

Series C Preferred Stock

         Pursuant to the terms of a Subscription Agreement dated June 15, 2000, we sold, in a private placement to institutional and individual investors (the "Series C Preferred Financing"), a total of $24,310,000 of 7% Convertible Senior Secured Notes (the "Notes") due January 1, 2001. Together with the Notes, we issued five-year warrants for the purchase of an aggregate of 810,333 shares of common stock at an exercise price of $15.00 per share. As described below, all of the Notes have been converted into shares of Series C Preferred Stock. The conversion price of the Series C Preferred Stock, the warrant exercise price, and number of shares of common stock issuable upon exercise of the warrants are subject to adjustment upon the occurrence of certain dilution events including, without limitation, certain issuances of common stock, stock options or convertible securities issued after June 2001, or certain corporate transactions such as stock splits, mergers or asset sales. Certain of the forgoing adjustments, however, are no longer applicable as explained more fully below.

         As a result of completion of the redemption of the Series B Preferred Stock pursuant to the Redemption Agreement, the Notes, plus accrued interest thereon of approximately $20,000, automatically converted into 253,265 shares of Series C Preferred Stock on June 30, 2000. Shares of Series C Preferred Stock are immediately convertible into common stock at any time by the holder at an initial conversion price of $15.00 per share. Shares of Series C Preferred are subject to mandatory conversion if we raise more than $30 million in gross proceeds from the issuance of securities in a private or public placement or if the closing stock price of our common stock is trading at $45.00 for 20 consecutive trading days. If declared by our Board of Directors in its sole discretion, the Series C Preferred Stock is entitled to receive a 7% annual non-cumulative dividend, payable quarterly in cash or shares of common stock at our option. If paid in common stock, the common stock is valued at $15.00 per share, subject to adjustment. Commonwealth served as private placement agent in the Series C Preferred Financing for which it received, in addition to cash fees of $2,431,000, five-year warrants to purchase 552,867 shares of common stock at an exercise price of $15.00 per share. As part of its compensation for financial advisory services in connection with the Series C Preferred Financing, we paid cash fees of $250,000 and also issued to Commonwealth a five-year warrant to purchase 66,667 shares of common stock at an exercise price of $22.50 per share.

         The investors in the Series C Preferred Financing agreed to a one-year lockup on the transfer or sale of any shares of common stock received upon conversion of Series C Preferred Stock and exercise of the related warrants issued. Additionally, Commonwealth has agreed to a 15-month lockup on the sale or transfer of the shares of common stock underlying the warrants issued in connection with Series C Preferred Financing and certain officers of ProxyMed have also agreed to a similar lockup on all common stock owned or acquired during the 15-month period. At the discretion of Commonwealth, lockup periods for all parties can be extended for a period of up to an additional 12 months or may be terminated early.

         In August 2000, we sold 10,000 shares of Series C Preferred Stock for $1 million in a private placement and issued five-year warrants for the purchase of 33,333 shares of common stock at an exercise price of $15.00 per share to Mr. Michael K. Hoover, our new Chairman of the Board and Chief Executive Officer, under terms substantially identical to the Series C Preferred Financing. Mr. Hoover has also agreed to similar lockup terms agreed to in the Series C Preferred Financing by other officers of ProxyMed, as noted above.

         If declared by our Board of Directors in its sole discretion, the quarterly dividend on Series C Preferred Stock may be paid in cash (to the extent permitted by the terms of the Series B Preferred Stock) or common stock. If paid in stock, the stock is valued at $15.00 per share, subject to adjustment. Dividends on Series C Preferred Stock are non-cumulative.

         In June 2001, we offered to exchange into shares of common stock (the "Series C Exchange Offer") (i) 843,667 warrants (the "Investor Warrants") that were issued to holders of the Series C Preferred, (ii) 552,867 warrants (the "Agent's Warrants") that were issued to Commonwealth in connection with the private placement of the Series C Preferred, and (iii) 66,667 warrants (the "Advisory Warrants") that were issued to Commonwealth for certain advisory services that Commonwealth provided to us. Under the terms of the Series C Exchange Offer, we would issue 0.75 shares of its common stock for each Investor Warrant, 0.75 shares of its common stock for each Agent's

Warrant, and 0.625 shares of its common stock for each Advisory Warrant. The Investor Warrants, the Agent's Warrants and the Advisory Warrants are collectively known as the "Series C Warrants".

         On August 15, 2001, we canceled and exchanged 1,412,033, or 96.5%, of the 1,463,201 Series C Warrants for 1,050,692 shares of common stock. The shares issued in this exchange are not yet registered but are required to be registered in accordance with terms of the original Subscription Agreement, which we intend this Registration Statement to cover. In connection with the cancellation and exchange of the Series C Warrants, the exchanged shares are subject to an additional lock-up period through February 15, 2002. Additionally, for this transaction, we recorded a deemed dividend charge of $3,195,000 in the quarter ended September 30, 2001.

         As of January 11, 2002, 51,167 warrants issued in connection with the Series C Preferred Financing remain outstanding and are convertible into an aggregate of 51,167 shares of our common stock.

         On December 13, 2001, we offered to convert the 203,799 shares outstanding of our Series C 7% Convertible Preferred Stock (the "Series C Preferred Stock") into shares of our common stock at a reduced conversion price (the "Conversion Offer"). For the sixty day period ending February 11, 2002, the holders of the Series C Preferred Stock shares were able to convert such shares at a reduced conversion price of $13.05 per share instead of the conversion price of $15.00. As of February 11, 2002 holders of approximately 98.5% of the outstanding Series C Preferred had converted their shares into common stock. As a result of the conversion, 1,338,617 common shares were issued, plus an additional 200,019 common shares were issued as a result of the reduction in the conversion price. Additionally, a non-cash, deemed dividend charge of approximately $3.4 million was reflected in the net loss applicable to common shareholders in the fourth quarter of 2001 for those shares converted through December 31, 2001 and the Company expects to reflect non-cash, a deemed dividend charge of approximately $600,000 in the first quarter of 2002 for any shares converted after December 31, 2001.

         In addition, holders of more than two-thirds of the outstanding Series C Preferred voted to amend the Articles of Designation that govern the Series C Preferred and the Subscription Agreement dated as of June 15, 2000. The amendments eliminated certain rights of the Series C Preferred including anti-dilution provisions, voting rights and certain restrictive covenants assumed by us, and will apply to any remaining Series C Preferred shareholders.

         Nevertheless, in the event of liquidation of ProxyMed, the remaining holders of the Series C Preferred Stock will continue to be entitled to a liquidation preference before any amounts are paid to the holders of common stock or any other security junior to Series C Preferred Stock. The liquidation preference is equal to an amount originally paid for the Series C Preferred Stock ($100 per share) plus accrued and unpaid dividends on any outstanding Series C Preferred Stock through the date of determination, if previously declared by our Board of Directors in its sole discretion.

         The holders of Series C Preferred Stock are entitled to one vote per share of common stock issuable upon the conversion of the Series C Preferred Stock and, except as otherwise provided by law, will vote as a single class with the holders of common stock on all matters submitted to a vote.

         Complete copies of the following documents described herein are available as indicated below and are incorporated herein by reference: (i) the Series C Preferred Financing documents, which are contained in our Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2000, filed with the SEC on August 31, 2000; and (ii) the Conversion Agreements and the Designation and Subscription Amendment Agreements contained in our Current Report on Form 8-K filed with the SEC on January 10, 2002. The descriptions of these documents are summaries of the material terms and conditions only and are qualified in their entirety by reference to the complete documents which are publicly available from the SEC.

Certain Anti-Takeover Provisions

         Under ProxyMed's Articles of Incorporation, there are approximately 6,925,600 unissued, unreserved shares of common stock and 1,731,900 shares of preferred stock available for future issuance without shareholder approval. The existence of authorized but unissued capital stock could have the effect of making more difficult or discouraging an acquisition of ProxyMed deemed undesirable by our Board of Directors.

         We are subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law, unless the corporation has elected to opt out of those provisions in its articles of incorporation or bylaws. We have not elected to opt out of certain of those provisions. The Florida Business Corporation Act prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition is approved by the corporation's board of directors. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power; (ii) one-third or more but less than a majority of such voting power; and
(iii) more than a majority of such voting power.

         The Florida Business Corporation Act also contains an "affiliated transaction" provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder; (ii) the interested shareholder has owned at least 80% of the corporation's outstanding voting shares for at least five years; or (iii) the transaction is approved by the holders of two-thirds of the corporation's voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation's outstanding voting shares.

Nasdaq National Market

         Our common stock is, and the shares being offered by this Prospectus will be, traded in the Nasdaq National Market under the symbol "PILL".

Transfer Agent and Registrar

         The transfer agent and registrar for our common stock is Registrar and Transfer Company, Cranford, New Jersey.


                                     EXPERTS

         The validity of the common stock offered hereby will be passed on for us by Holland & Knight LLP, 701 Brickell Avenue, Suite 3000, Miami, Florida 33131.

         The consolidated financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, incorporated by reference in this Prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The balance sheet of MDP Corporation as of December 31, 2000, and the related statements of operations, stockholder's equity and cash flows of MDP Corporation for the year then ended, that are incorporated by reference in this Prospectus have been incorporated by reference in reliance on the report of Consent of Cerqueda, Morgan, Gault & Collins, LLP (formerly Pate, Cerqueda, Morgan & Gault, LLP), independent accountants, given on that firm's authority as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this Prospectus the following documents listed below and any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         (1) Our Annual Report on Form 10-K for the year ended December 31, 2000 filed on March 28, 2001.

         (2) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 filed on May 5, 2001.

         (3) Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 filed on August 7, 2001.

         (4) Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 filed on November 13, 2001.

         (5)      Our Current Report on Form 8-K filed on April 26, 2001.

         (6)      Our Current Report on Form 8-K filed on May 7, 2001.

         (7)      Our Current Report on Form 8-K filed on June 15, 2001.

         (8)      Our Current Report on Form 8-K/A filed on July 2, 2001.

         (9)      Our Current Report on Form 8-K filed on July 20, 2001.

         (10)     Our Current Report on Form 8-K filed on August 21, 2001.

         (11)     Our Current Report on Form 8-K filed on October 25, 2001.

         (12)     Our Current Report on Form 8-K filed on January 10, 2002.

         (13) The description of our common stock contained in our Registration Statement on Form 8-A declared effective on August 5, 1993, including any other amendment or report filed for the purpose of updating such information.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                  ProxyMed, Inc.
                  2555 Davie Road, Suite 110
                  Fort Lauderdale, Florida   33317
                  Attn: Corporate Secretary
                  Telephone: (954) 473-1001, ext. 300

         You should rely only on information incorporated by reference or provided in this Prospectus and any prospectus supplement. No one (including any salesman or broker) is authorized to provide oral or written information about this offering that is not included in this Prospectus.